Planet Theta, LLC (the "Company") a Wyoming Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Year ending December 31, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Planet Theta LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 25, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2022
ASSETS	
Furniture, Equipment, and Leasehold Improvements, net of Accumulated Depreciation	3,900
Total Non-Current Assets	3,900
TOTAL ASSETS	3,900
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	-
Related Party Future Equity Obligations	100,000
Future Equity Obligations	133,000
Total Current Liabilities	233,000
TOTAL LIABILITIES	233,000
EQUITY	
Member's Capital	(229,100)
TOTAL LIABILITIES AND EQUITY	**3,900**

Statement of Operations

	Year Ended December 31, 2022
Revenue	-
Operating Expenses	
Advertising and Marketing	247,499
General and Administrative	48,439
Contract Labor	1,381,764
Total Operating Expenses	(1,677,702)
Operating Income (loss)	(1,677,702)
Net Income (loss)	(1,677,702)

Statement of Cash Flows

	Year Ended December 31, 2022
OPERATING ACTIVITIES	
Net Income (Loss)	(1,677,702)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Related Party Contributions and Accrued Expenses	1,747,713
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,747,713
Net Cash provided by (used in) Operating Activities	70,011
INVESTING ACTIVITIES	
Equipment	(3,900)
Net Cash provided by (used by) Investing Activities	(3,900)
FINANCING ACTIVITIES	
Distributions	(66,111)
Net Cash provided by (used in) Financing Activities	(66,111)
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance 12/31/2021	-
Non-Cash Contributions	1,520,713
Capital Distributions	(72,111)
Net Income (Loss)	(1,677,702)
Ending Balance 12/31/2022	(229,100)

Planet Theta LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Planet Theta, LLC ("the Company") was formed in Wyoming on April 29, 2022. The Company plans to earn revenue using the Unreal Engine and Virtual Reality technology to create a virtual dating community within the metaverse. The virtual reality app will be distributed through the gaming platform Steam and Meta's gaming store. The Company's headquarters are in Cheyenne, Wyoming. The Company's customers will be located internationally.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Computer Equipment	5	4,775	785	-	3,990
Grand Total	**-**	**4,775**	**785**	**-**	**3,990**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is a passthrough entity for tax purposes.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Related Party Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2022, the Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a family member of the Company's CEO. The SAFE agreement's outstanding balance as of December 31, 2022 was $100K. The agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event with no associated discount rate. The agreement is subject to a valuation cap, the valuation cap of the agreements entered was $5M.

Related Party Non-cash contributions – During the year ending December 31, 2022 the Company's parent incurred $1,520,713 in expenses on behalf of the Company. The amounts are recorded as equity contributions with no expectation of repayment.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2022, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The SAFE agreements outstanding balance as of December 31, 2022 was $133K. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event with no associated discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered was $5M.

See Note 3 for Related Party Simple Agreements for Future Equity (SAFE).

Debt Summary

				For the Year Ended December 2022			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Future Equity Obligations	133,000	-	-	133,000	-	133,000	-
Related Party Future Equity Obligations	100,000	-	-	100,000	-	100,000	-
Total				**233,000**	-	**233,000**	-

NOTE 6 – EQUITY

The Company has authorized 100 membership units with a par value of $50k per unit. All 100 units were issued and outstanding to the parent Company as of 2022.

Voting: Membership unit holders are entitled to one vote per unit

Dividends: The holders of membership units are entitled to receive dividends when and if declared by the Managers.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 25, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.